650 Page Mill Road Palo Alto, CA 94304 PHONE 650.493.9300 FAX 650.493.6100 www.wsgr.com

October 1, 2018

VIA COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mary Mast
Lisa Vanjoske
Chris Edwards
Irene Paik

Re:	Kodiak Sciences Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 24, 2018
File No.: 333-227237

Ladies and Gentlemen:

On behalf of our client, Kodiak Sciences Inc. (“Kodiak” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 25, 2018 (the “Comment Letter”), relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 24, 2018. We previously submitted responses to comments 1 through 5 of the Comment Letter on September 27, 2018. The Company is concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”).

The Registration Statement submitted via EDGAR is marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies of the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement filed on September 24, 2018. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

October 1, 2018

Amendment No. 2 to Form S-1

Overview, page 1

6.

We note the revisions that were made on page 5 in response to comment 1. Please make similar revisions to page 1 where you disclose that you successfully reached the primary safety and tolerability endpoint of the study. Please also clarify whether the Phase 1b study and Phase 2 clinical trials will commence prior to the end of the 12-week safety follow-up period.

In response to the Staff’s comment, the Company has revised page 1 of the Registration Statement as follows (deleted language shown in ~~strike through~~ and added language double-underlined). The Company has also made conforming changes to the similar disclosure on page 91.

We initiated our first-in-human, Phase 1 clinical study of KSI-301 in the United States in nine patients in July 2018. We have successfully dosed all patients at the pre-planned dose levels and reached the primary safety and tolerability endpoint of the study. To date, ~~N~~no patients in the Phase 1 study have experienced any serious adverse events. To date, ~~T~~there have been no drug-related adverse events, no dose limiting toxicities and, notably, no intraocular inflammation observed at any dose. The patients are continuing to be followed through a 12-week safety follow-up period. Improvements in best corrected visual acuity, or BCVA, and reductions in macular thickness on optical coherence tomography imaging, or OCT, have been observed at all dose levels.

With respect to the third sentence of the Staff’s comment, the Company respectfully advises the Staff that it may initiate the Phase 1b and Phase 2 clinical trials without seeking additional clearance from the FDA. The Company also refers the Staff to the chart on pages 2 and 92 of the Registration Statement, which, in the column labeled “Objectives,” indicates the anticipated time of commencement of each of the Phase 1b and Phase 2 clinical trials. In light of these factors, the Company respectfully submits that additional disclosure is not needed.

Ongoing and Planned Clinical Development, page 2

7.

We note the disclosure added to page 2 regarding the need for one additional confirmatory study for each of wet AMD and DR/DME prior to approval. Please revise your disclosure to clarify whether these confirmatory studies will be Phase 3 studies,

U.S. Securities and Exchange Commission

October 1, 2018

how long each study will take and whether the Phase 2 clinical trials must be successfully completed before such studies can commence. Additionally, revise your chart to ensure that all future trials required prior to seeking FDA approval are depicted in the table, including all phase 3 trials.

In response to the Staff’s comment, the Company has included a product candidate pipeline chart on page 3 of the Registration Statement that reflects the Company’s clinical stage and preclinical stage product candidates, the current stage of development for each product candidate and the anticipated additional preclinical and clinical activities required before any of such product candidates would be potentially eligible for commercialization. The Company has also included this chart on page 92.

The Company respectfully advises the Staff that additional disclosure regarding potential confirmatory studies is speculative and potentially misleading to investors. As disclosed in the Registration Statement, the Company intends to design its global Phase 2 clinical trial in patients with wet AMD with sufficient statistical rigor that such trial could potentially constitute a pivotal study for purposes of seeking commercial approval. However, it is premature to predict the size, scope, start date and duration of any future clinical trials, since such decisions will be informed by the results from the ongoing and planned interim clinical trials, as well as anticipated future interactions with the FDA. As a result of the foregoing and the Company’s inclusion of a product candidate pipeline chart discussed above, the Company respectfully submits that its disclosure provides potential investors with all material information regarding the Company’s current clinical development plans.

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U.S. Securities and Exchange Commission

October 1, 2018

Please direct your questions or comments regarding this letter or Registration Statement to the undersigned at (206) 883-2524. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Victor Perlroth
John Borgeson
Kodiak Sciences Inc.

Jeffrey D. Saper
Bryan D. King
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bruce K. Dallas
Emily Roberts
Davis Polk & Wardwell LLP